

Mail Stop 3030

September 30, 2015

Via E-Mail
Mr. Arie Trabelsi
SuperCom Ltd.
1 Arie Shenkar Street
Hertzliya Pituach 4672514
Israel

> **Re:** **SuperCom Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2014**
> **Filed April 13, 2015**
> **File No. 001-33668**

Dear Mr. Trabelsi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended December 31, 2014

Cover page

1. Please provide us with your analysis and calculations underlying your determination that you qualify as a non-accelerated filer.

Item 5. Operating and Financial Review and Prospects, page 24

Revenues, page 26

2. Please revise future filings to clarify the reasons underlying the changes you disclose, and quantify the amounts attributable to each change. For example, you refer here and pages 25 and 30 to generating revenues, including changes to revenue, from deployments under contracts with new customers and relationships acquired via the SmartID

acquisition. However, it is unclear from your disclosure the amount of change attributable to new customers, the number of new customers, and the amount attributable to the relations you acquired. Also, while we note the disclosure that the increase is "mainly" due to new projects, it is unclear how much of the change relates to the partial deployment to which you refer and how much deployment remains on those projects.

Gross Profit, page 26

3.   We note the disclosure that the decrease in gross margin is attributable to a change in your mix of revenues. Please revise future filings to clarify how your mix of revenues changed such that gross margin was impacted. For example, similar to the discussion during management's fourth quarter earnings call, describe the proportion of revenues generated from new contract deployment and the proportion of revenues categorized recurring, such as consumables, maintenance and licenses, and the impact that proportion had on gross margin.

Item 15. Controls and Procedures, page 54

Management's Annual Report on Internal Control over Financial Reporting, page 55

4.   We note from page F-3 that your independent registered public accounting firm opined that you maintained effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO. However, in this report you indicate your management utilized the COSO Internal Control-Integrated Framework (2013) to perform its assessment.

- Clarify for us which version of the COSO Integrated Framework was used to assess the effectiveness of your internal control over financial reporting as of December 31, 2014.

- Please have your auditor explain why it would be appropriate to use a different version of the COSO integrated framework in performing its audit. Please refer to paragraph 5 of PCAOB Auditing Standard No. 5.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at (202) 551-3618 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or Tim Buchmiller, Senior Examiner at (202) 551-3635 with any other questions.

Sincerely,

/s/ Kevin Kuhar

Kevin Kuhar
Accounting Branch Chief
Office of Electronics and Machinery

cc: Rick Werner, Esq